SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PROTOCOL AND JUSTIFICATION OF MERGER OF NET JUNDIAÍ LTDA. ASSETS INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

By this private instrument, the parties qualified below:

NET SERVIÇOS DE COMUNICAÇÃO S.A., headquartered in the city of São Paulo – SP, at Rua Verbo Divino, 1356 – 1º andar – parte, Chácara Santo Antônio, corporate taxpayer’s ID (CNPJ) 00.108.786/0001 -65, with its corporate acts registered at the Broad of Trade of the State of São Paulo under #35.300.177.240 by order as of April 4,2000, hereinafter referred to as (“NET SERVIÇOS”), hereby represented by its Officers José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, Identity Card RG 3023331204 - SSP-RS and Individual Taxpayer’s Register (CPF) 140.448.620 -87, and João Adalberto Elek Junior, Brazilian citizen, divorced, engineer, Identity Card 03.524.098 -5 IFP/RJ, Individual Taxpayer’s Register (CPF) 550.003.047 -72, both with professional address in the city and state of São Paulo, at Rua Verbo Divino, 1356, 1º andar, CEP 04719-002, Chácara Santo Antônio,

Partner owning all the capital stock of NET JUNDIAÍ LTDA., new corporate name of TV CABO E COMUNICAÇÕES DE S.A., which became a limited company by means of extraordinary general meeting held on November 5, 2007, headquartered in the city of Jundiaí, state of São Paulo, at Rua Professor João Batista Curado, 151, corporate taxpayer’s ID (CNPJ) 62.059.084/0001 -96, with its charter registered at the Board of Trade of São Paulo under NIRE 35.222.000.294, hereinafter referred to as (“NET JUNDIAÍ”);

enter into this present Protocol and Justification of Merger, which aims at determining, pursuant to articles 224, 225 and 227 of Law 6,404 as of December 15, 1976, the basic conditions related to the merger of assets of (“NET JUNDIAÍ”) into the assets of (“NET SERVIÇOS”), conditions of which shall be submitted to the resolution of partners and shareholders of the Companies involved, pursuant to law:

Clause One - Justification – This present merger is justified as a way to improve the corporate structure, within the Company’s purposes, so that to develop them with operating cost savings, which shall result in higher operational efficiency.

Clause Two - Assets – The assets of (“NET JUNDIAÍ”) to be merged into the assets of (”NET SERVIÇOS ”) shall consist of its accounts included in the balance sheet drawn up up to February 29, 2008.

Clause Three – Book Value – The merger of assets of (“NET JUNDIAÍ”) shall take effect based on the values determined in the special balance sheet mentioned above, and equity variations occurred in respective assets as of this date shall be transferred to the operations of (“NET SERVIÇOS”).

Clause Four - Appraisal – The assets of (“NET JUNDIAÍ”) shall be appraised based on the criteria provided for by Law 6,404/76, and this appraisal shall be carried out in conformity with the book value.

4.1. The appraisal of assets of (“NET JUNDIAÍ”) shall be conducted by the specialized company, Globalconsulting Assessoria Contábil Ltda., corporate taxpayer’s ID (CNPJ) 06.063.913/0001 -33 and Regional Accounting Council (CRC-SP) 2SP023158/O-8, headquartered in the city of São Paulo – SP, at Avenida Brigadeiro Luis Antônio, 2367, 16º andar, registered at the 3rd Registry of Deeds and Documents of Legal Entities – SP, under #473.500, represented by Mr. Sérgio Silva, Brazilian citizen, accountant, CRC 1SP114111/O-8, Identity Card 11.683.592 -8 – SP and Individual Taxpayer’s Register 013.317.858 -71.

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Clause Five - Capital stock

5.1. Once implemented the merger of assets of (“NET JUNDIAÍ”) into the assets of (“NET SERVIÇOS”), this Company shall not have its capital stock altered, since it holds one hundred per cent (100%) of quotas composing the Capital Stock of (“NET JUNDIAÍ”) which shall be cancelled, in compliance with provisions in section IV of article 224 of Law 6,404/76.

5.2. The capital stock of (“NET SERVIÇOS”) shall be maintained at the amount of five billion, five hundred, fifty-three million, two hundred, sixty-nine thousand, one hundred, eighty-six reais and twenty-one centavos (R$5,553,269,186.21), divided into one hundred, thirteen million, fifty-one thousand, five hundred and twenty-four (113,051,524) common shares and two hundred, twenty-five million, six hundred, eighty-seven thousand, five hundred and ninety-six (225,687,596) preferred shares, all of them non-par, book-entry, registered shares.

Clause Six – Responsibility before third parties - (“NET SERVIÇOS”) shall be the successor before third parties in all rights and obligations as a result of the merger of assets of (“NET JUNDIAÍ”) into its assets.

Clause Seven - Court – This present Protocol and Justification of Merger shall be ruled by applicable laws, and the court of the city and state of São Paulo shall be elected to settle any controversies derived therefrom.

Clause Eight – Final Declarations – The management of (“NET SERVIÇOS”) and of (“NET JUNDIAÍ”) are authorized to take all the measures necessary to implement the resolution included in this protocol, executed on a mandatory basis between the parties and successors on any account, pursuant to applicable laws.

In witness whereof, the parties execute this present instrument in six (6) copies of equal tenor and form, for a single effect, before the witnesses undersigned below.

São Paulo – SP, February 12, 2008.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

NET JUNDIAÍ S.A.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

Witnesses:

and

Andrea Janaina dos Santos		Adriane Rovares
RG 24.333.491-6 – SSP-SP		RG 28.412.210-5 - SSP-SP
CPF 165.838.168-81		CPF 177.311.128-02

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.